

July 25, 2013

<u>Via E-Mail</u>
Mr. Tan Tran
President and Director
JMJP Partners, Inc.
7545 Irvine Center Drive, Suite 200
Irvine, CA 92618

> **Re: JMJP Partners, Inc., formerly Backgate Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed October 10, 2012**
> **File No. 0-54824**

Dear Mr. Tran:

      We issued comments to you on the filing on March 4, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 5, 2013 to provide a substantive response to these comments on the EDGAR system by this date or to advise us why you are unable to respond by this date and when you will be able to do so.

      If you do not respond to the outstanding comments by August 5, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director